Adorys Velázquez avelazquez@velaw.com

Tel +1.212.237.0036 Fax +1.917.849.5352

August 30, 2013

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP
Amendment No. 5 to Registration Statement on Form S-1
Filed July 22, 2013
File No. 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 5 to the Registration Statement, filed with the Commission on July 22, 2013 (“Amendment No. 5”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 15, 2013 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Amendment No. 5 to Registration Statement on Form S-1

Non-GAAP Financial Measures, page 23

1.	We note the non-GAAP measure adjusted EBITDA includes an adjustment to remove unrealized hedging gains and losses on refined products inventory, natural gas inventory, and natural gas transportation contracts. Please tell us why this non-GAAP measure excludes unrealized hedging gains and losses, but includes realized hedging gains and losses. This comment also applies to your presentation of the non-GAAP measure adjusted gross margin.

Response: Gains and losses on the underlying refined products and natural gas inventory sold and natural gas transportation contracts utilized are included in the Registrant’s GAAP results and, therefore, the corresponding realized hedging gains and losses are included in adjusted EBITDA and adjusted gross margin. In other words, realized hedging gains and losses are recorded as cost of goods sold along with the sale of the underlying refined products and natural gas inventory and the utilization of the underlying natural gas transportation contracts, which reflects the Registrant’s market or economic performance.

Gains and losses (to the extent the market remains higher than costs on refined products and natural gas inventory) on the underlying refined products and natural gas inventory and the underlying natural gas transportation contracts not utilized are not included in the Registrant’s GAAP results and, therefore, the corresponding unrealized hedging gains and losses are excluded from adjusted EBITDA and adjusted gross margin. In other words, unrealized hedging gains and losses are related to refined products and natural gas inventory that will be stored or sold in the future and natural gas transportation that will be utilized in the future. Therefore, the unrealized hedging gains and losses that are recorded as cost of goods sold do not reflect the Registrant’s market or economic performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Liquidity and Capital Resources, page 102

2.	We note your reference to net working capital of approximately $269.5 million at March 31, 2013. Please show us how this amount has been calculated.

Response: The Registrant notes that net working capital at March 31, 2013 was approximately $267.9 million, rather than $269.5 million. The Registration Statement has been revised to reflect that, at June 30, 2013, there was a net working capital deficit of approximately $45.0 million. Please see page 102 of Amendment No. 6. The Registrant calculated net working capital as of June 30, 2013 as follows:

Current Assets	$591.8 million
Less: Current Liabilities	$636.8 million

Net Working Capital Deficit	$(45.0) million

The Registrant notes that since its existing credit facility has a maturity date of May 28, 2014, all amounts outstanding thereunder as of June 30, 2013 have been classified as current liabilities.

Index to Financial Statements, page F-1

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

3.	Please revise pro forma adjustment 2(b) to explain why the related pro forma adjustment is to the current portion of long-term debt and not to cash and cash equivalents.

Response: The Registration Statement has been revised as requested to explain that the adjustment is to the current portion of long-term debt, because the predecessor would have borrowed under its credit facility in order to fund the distribution. Please see page F-7 of Amendment No. 6.

4.	Please expand the description of pro forma adjustment 2(c) to clearly explain the assumptions involved with this adjustment. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Registration Statement has been revised as requested to explain that the adjustment assumes that because the Registrant is organized as a partnership, the Registrant will not be subject to U.S. federal income taxes and certain income taxes in the state jurisdictions in which the Registrant operates will be reduced. This adjustment adjusts previously recorded U.S. deferred taxes and prepaid and deferred state income taxes for the impacted state jurisdictions. Please see page F-7 of Amendment No. 6.

[The remainder of this page is intentionally left blank.]

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ ADORYS VELAZQUEZ
Adorys Velazquez

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Ethan Horowitz (Commission)
Jennifer O’Brien (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Douglass M. Rayburn (Baker Botts L.L.P.)